[CarMax Auto Funding LLC Letterhead]

August 1, 2011

VIA EDGAR CORRESPONDENCE

Katherine Hsu

Office Chief

Office of Structured Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	CarMax Auto Funding LLC
Registration Statement on Form S-3
(File No. 333-174968)

Dear Ms. Hsu:

CarMax Auto Funding LLC (the “Company”), pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m. Eastern time on August 1, 2011, or as soon as possible thereafter.

The Company hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CarMax Auto Funding LLC

By:	/s/ Thomas W. Reedy
Thomas W. Reedy Senior Vice President & Treasurer